UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number: 001-37652

Biodexa Pharmaceuticals PLC
(Translation of registrant's name into English)

1 Caspian Point, Caspian Way, Cardiff, CF10 4DQ, United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]      Form 40-F [   ]

The information included in this report on Form 6-K, excluding Exhibit 99.1 attached hereto, shall be deemed to be incorporated by reference into the registration statements on Form S-8 (File Number 333-209365) and Form F-3 (File Number 333-267932) of the Company (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. Exhibit 99.1 to this Report is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Appointment of Director

On December 13, 2023, the Board of Directors (the “Board”) of Biodexa Pharmaceuticals PLC (the “Company”) appointed Ann Merchant as a director, effective December 31, 2023. Ms. Merchant shall serve for a term to expire at the Company’s annual general meeting in 2026. A copy of the press release announcing the appointment is attached hereto and furnished as Exhibit 99.1.

Ms. Merchant, aged 58, has served as Vice President for MorphoSys AG (NASDAQ: MOR), a commercial stage biopharmaceutical company headquartered in Munich, Germany, since 2018, and as Head of Global Supply Chain and External Operations since January 2019. From September 2011 to August 2018, Ms. Merchant served as the President for Schreiner Medipharm, a business unit of the Schreimer Group Gmbh & Co. KG. Between 1994 and 2011, Ms. Merchant held various roles at Amgen Inc. (NASDAQ: AMGN), including Vice President, Head of International Supply Chain and Site Head between 2007 and 2011. Ms. Merchant currently serves on the board of directors of Alvotech S.A. (NASDAQ: ALVO), a biosimilar company. Ms. Merchant holds an MBA from the Henley Business School and a Bachelor of Science in Languages from Georgetown University.

Ms. Merchant will be entitled to standard compensation paid by the Company to its non-executive directors. Further, in connection with Ms. Merchant’s appointment, the Company expects to grant to Ms. Merchant options to acquire one percent of the Company’s outstanding ordinary shares.

The Company expects to appoint Ms. Merchant to serve on the audit committee and the remuneration committee.

There are no arrangements or understandings between Ms. Merchant and any other person pursuant to which she was appointed as a director of the Company. There are no transactions between Ms. Merchant and the Company that would be reportable pursuant to Form 20-F. Ms. Merchant has not previously held any positions with the Company and has no family relations with any directors or executive officers of the Company.

SUBMITTED HEREWITH

Attached to the Registrant’s Form 6-K filing for the month of December 2023, and incorporated by reference herein, is:

Exhibit No.	Description

99.1	Press Release dated December 29, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Biodexa Pharmaceuticals PLC
(Registrant)

Date: December 29, 2023	/s/ Stephen Stamp
Stephen Stamp
Chief Executive Officer, Chief Financial Officer